PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com August 15, 2014

AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                     Jupai Investment Group
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Jupai Investment Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).  The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.  A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its (i) audited consolidated financial statements as of December 31, 2012 and 2013 and for each of the two years ended December 31, 2012 and 2013; and (ii) unaudited condensed consolidated financial statements as of June 30, 2014 and for each of the six-month periods ended June 30, 2013 and 2014.

As an emerging growth company, the Company has included in the Draft Registration Statement selected financial information as of December 31, 2012 and 2013 and June 30, 2014, and for the periods ended December 31, 2012 and 2013 and June 30, 2014, and omitted the selected financial information as of December 31, 2009, 2010 and 2011, and for the years ended December 31, 2009, 2010 and 2011.

In August 2014, the Company entered into a memorandum of understanding with the shareholders of Scepter Pacific Limited, a company incorporated in the British Virgin Islands (“Scepter”), in connection with its acquisition of E-House Capital through the acquisition of 100% equity interest of Scepter upon the completion of this proposed offering (the “Acquisition”).  E-House Capital is currently an asset management business unit of E-House (China) Holdings Limited, an indirect principal shareholder of the Company, and its businesses are conducted through Scepter and its subsidiaries and consolidated entities.  In connection with this acquisition, which the Company believes to represent a significant probable business combination in accordance with Rule 3-05 of Regulation S-X, the Company has also included in the Draft Registration Statement:  (i) audited consolidated financial statements of Scepter as of December 31, 2012 and 2013 and for each of the two years ended December 31, 2012 and 2013; (ii) unaudited condensed consolidated financial statements of Scepter as of June 30, 2014 and for each of the six-month periods ended June 30, 2013 and 2014; and (iii) draft unaudited pro forma condensed combined balance sheet giving effect to the acquisition as if such Acquisition occurred on June 30, 2014; and draft unaudited pro forma condensed combined statement of operations for (a) the six-month period ended June 30, 2014, giving effect to the Acquisition as if it had occurred on January 1, 2013, and (b) for the year ended December 31, 2013 giving effect to the acquisition as if it had occurred on January 1, 2013 (the “Pro Forma Financials”). The Company intends to continue to finalize and update the Pro Forma Financials in due course when additional information about the Acquisition becomes available.

*      *      *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Min Hu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by email at alhu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

cc:           Tianxiang Hu, Chief Executive Officer, Jupai Investment Group

Weishi Yao, Chief Operating Officer, Jupai Investment Group
Min Hu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Roberts, Partner, O’Melveny & Myers LLP

Ke Geng, Partner, O’Melveny & Myers LLP